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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [Securian Logo]

February 18, 2016


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     File Numbers 333-189593 and 811-04294
     "Tandy" Representations

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

     . the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

     . the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Gary R. Christensen
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Gary R. Christensen
Director, Attorney-in-Fact, Senior Vice President,
General Counsel and Secretary
Minnesota Life Insurance Company